SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2005
Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

SIGNATURE

Bayer

Ad-hoc-Report according to § 15 WpHG	Bayer AG Investor Relations 51368 Leverkusen Germany www.investor.bayer.com

Bayer creates a provision in the amount of 275 million euros for civil antitrust actions

Leverkusen, December 6, 2005
Bayer has reached agreements in principle to settle a number of the civil antitrust actions claiming damages which are currently pending against it in the United States and which are related to the Polymers-Business and described in its Interim Reports of 2005 and in other disclosures. Certain of these agreements, once finalized, are subject to court approval.
Bayer will create a provision in the fourth quarter of 2005 in the amount of 275 million euros in respect of the actions covered by these agreements.
As the financial risk associated with the remaining actions is currently not quantifiable, it was not possible to take accounting measures with respect to these litigations as a whole. Bayer expects that, in the course of the remaining governmental proceedings and civil actions, additional expenses will become necessary that may also be of material importance to the company.

Bayer AG
D-51368 Leverkusen
Germany

ISIN: DE0005752000
WKN: 575 200
Listing: Official market Frankfurt sub-segment entailing additional post-admission obligations (Prime Standard) Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart; Paris; Swiss Exchange; London; Antwerpen; Brüssel; Amsterdam; Luxemburg; Mailand; Madrid; New York

Bayer Investor Relations contacts:
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Ilia Kürten (+49-214-30-35426)
Ute Menke (+49-214-30-33021)
Judith Nestmann (+49-214-30-66836)
Forward-looking statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
By:	/s/ Dr. Alexander Rosar
	Name:	Dr. Alexander Rosar
	Title:	Head of Investor Relations

By:	/s/ Dr. Roland Hartwig
	Name:	Dr. Roland Hartwig
	Title:	General Counsel

Date: December 6, 2005